

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 14, 2016

Douglas A. Milroy
Chief Executive Officer
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343

> **Re: G&K Services, Inc.**
> **Form 10-K for Fiscal Year Ended June 27, 2015**
> **Filed August 20, 2015**
> **File No. 000-04063**

Dear Mr. Milroy:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 27, 2015

Property

1.   We note your disclosure in your third quarter earnings call that the shale oil is in the ground with respect to your North Dakota facility. Please describe the location and general character of the facility if material. Please tell us the significance of these statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   In your various quarterly earnings calls, we note your discussion of the performance of your business in terms of the "add/quit metric" and "uniform wearer losses" (based upon

changes in the number of uniform wearers within particular sectors of your customer base). We further note this is your fourth consecutive quarter of negative uniform wearer losses. Please expand your MD&A to include this information as well as a discussion of any trends or uncertainties. Additionally, the add/stop metric appears to have a meaningful impact on operating margins and growth rate. Please expand your disclosure to provide a complete picture of the relationship between the add/quit metric, operating margins, and growth rate for each material sector of your customer base. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.1. of SEC Release 33-8350.

Liquidity, Capital Resources and Financial Condition, page 22

3.   We note your disclosure that you estimate capital expenditures in fiscal year 2016 will be approximately $50.0 million. Please provide more detail as to the planned uses of capital expenditures. For example, in your various quarterly earnings calls, we note your discussion that capital expenditures will enable growth and IT technology tools that will improve your ability to drive productivity as well as ensure the proper maintenance of your assets. Please also provide additional disclosure about any new products that you plan to offer and the impact that these products will have on your results of operations. Please refer to Item 303 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Senior Staff Accountant at (202) 551-3684 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications